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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No.1)


                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                              (Name of the Issuer)

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                CB MERGER COMPANY
                       (Names of Persons Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    202216107
                      (Cusip Number of Class of Securities)

JEFFREY S. BARKER                           Copy to: MATT G. HREBEC
PRESIDENT AND CEO                           FOSTER, SWIFT, COLLINS & SMITH, P.C.
COMMERCIAL NATIONAL FINANCIAL CORPORATION   313 SOUTH WASHINGTON SQUARE
101 NORTH PINE RIVER                        LANSING, MI 48933
P.O. BOX 280                                (517) 371-8100
ITHACA, MI 48847
(989) 875-4144

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.    [X]      The filing of solicitation materials or an information statement subject to Regulation l4A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Exchange Act").

b.    [ ]      The filing of a registration statement under the Securities Act of 1933.

c.    [ ]      A tender offer.

d.    [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

      Transaction Valuation                           Amount of Filing Fee
      ---------------------                           --------------------
         $ 8,750,000 (1)                                   $ 1,108.63

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      (1)   The transaction valuation was determined by multiplying $12.50 per share, the proposed per share cash purchase price for shares that will be eliminated by the merger, by 700,000 shares, the number that the issuer estimates will be eliminated by the merger.

      [X]   Check the box if any part of the fee is offset as provided by
            Section 240.0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,108.63                      Filing Party: Commercial National
Form or Registration No.: Preliminary Schedule l4A                   Financial Corporation
                                                       Date Filed:  November 23, 2004

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                  INTRODUCTION


      This Amendment No.1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Commercial National Financial Corporation, a Michigan corporation (the "Company") and CB Merger Company, a Michigan corporation ("CB Merger Co.") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13e-3 thereunder in connection with the proposed merger of the Company and CB Merger Co., a wholly owned subsidiary of the Company, in which the Company will be the surviving corporation. Upon approval of an Agreement and Plan of Merger (the "Plan of Merger") by the Company's shareholders, it is expected that the merger will be effected by the filing of a certificate of merger with the Michigan Department of Labor and Economic Growth.


      Pursuant to the Plan of Merger, CB Merger Co. will merge with and into the Company. Each shareholder of the Company who owns fewer than 4,000 shares of Common Stock immediately before the effective time of the merger will receive $12.50 per share in cash, without interest, and each shareholder of the Company who own 4,000 or more shares immediately before the effective time of the merger will continue to hold the same number of shares after the merger and will not receive any cash. If the merger is completed, it is expected that the Company will have fewer than 300 shareholders of its Common Stock and will terminate the registration of its Common Stock under the Exchange Act.


      Filed as Exhibits (a)( 1) and (a)(2), respectively, are a Notice of Special Meeting of Shareholders and Proxy Statement (the "Proxy Statement") and a form of Proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company's shareholders in connection with a Special Meeting of Shareholders to be held on March 7, 2005 for the purpose of voting on a proposal to approve the Plan of Merger and a proposal to amend the Company's Articles of Incorporation.


      The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Schedule 13E-3 with the Securities and Exchange Commission simultaneously with a preliminary proxy statement filed by the Company pursuant to Regulation 14A of the Exchange Act.

      In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is here incorporated by reference in response to Items 1-14 of Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its Annual Report on Form 10-K and Quarterly Report on Form l0-Q as specified below. CB Merger Co. was organized exclusively for the purposes of the merger. It is controlled entirely by the Company and its directors and officers are directors and officers of the Company. It has engaged in no independent analysis of the merger. CB Merger Co. expressly adopts (to the extent relevant) the disclosures, conclusions and analyses of the Company.

      All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

      THIS SCHEDULE 13E-3 CONTAINS FORWARD-LOOKING STATEMENTS. The forward-looking statements are based on management's beliefs, assumptions, current expectations, estimates and projections about the Plan of Merger, the merger, the Company itself, the economy and the banking industry itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," variations of such words and similar expressions (whether contained in this Schedule 13E-3 or incorporated into this schedule by reference) are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed or forecasted. Risk factors include, but are not limited to, changes in banking laws and regulations; changes in securities and tax laws; changes in governmental and regulatory policy; changes in the national and local economy; changes in costs and other assumptions used in forecasting management's expectations concerning the costs and cost savings associated with the merger; the ability of the Company to implement effectively the merger; and the ability to and speed with which the Company may achieve all cost savings anticipated from the merger. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a forward-looking statement.

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                              TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET.

      The section captioned "SUMMARY TERM SHEET" in the Proxy Statement (pages 2 and 3) is here incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) Name and address. The "Notice of Special Meeting of Shareholders" and section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - General" in the Proxy Statement (pages 31 and 32) are here incorporated by reference.

      (b) Securities. The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Description of Common Stock" in the Proxy Statement (page 38) is here incorporated by reference.

      (c) Trading market and price. The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Market for Common Stock and Dividend Information" in the Proxy Statement (pages 37 and 38) is here incorporated by reference.

      (d) Dividends. The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Market for Common Stock and Dividend Information" in the Proxy Statement (pages 37 and 38) is here incorporated by reference.

      (e) Prior public offerings. None.

      (f) Prior stock purchases. The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Stock Repurchases" in the Proxy Statement (page
37) is here incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Name and address. The "Notice of Special Meeting of Shareholders" and sections captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - General" and "Directors and Executive Officers" in the Proxy Statement (pages 31 and 32, and pages 32-34, respectively) are here incorporated by reference.

      (b) Business and background of entities. Not applicable.

      (c) Business and background of natural persons. The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Directors and Executive Officers" in the Proxy Statement (pages 32-34) is here incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) Mergers or similar transactions. The sections captioned "THE TRANSACTION - Material Terms," "SPECIAL FACTORS - Reasons for the Merger" and "Effects of the Merger" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF MERGER" in the Proxy Statement (pages 20-22, 6 and 7, and 28 and 29, respectively) are here incorporated by reference.

      (c) Different terms. The section captioned "SPECIAL FACTORS - Effects of the Merger" in the Proxy Statement (pages 6 and 7) is here incorporated by reference.

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      (d) Appraisal rights. The section captioned "DISSENTERS' RIGHTS" in the
Proxy Statement (pages 26 - 27) is here incorporated by reference.

      (e) Provisions for unaffiliated security holders. The section captioned "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors - Alternatives Considered" in the Proxy Statement (pages 10-15) is here incorporated by reference.

      (f) Eligibility for listing or trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

      (a) - (c) and (e) The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement (page 35) is here incorporated by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) Use of securities acquired. The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Use of Securities Acquired and Plans or Proposals" in the Proxy Statement (page 35) is here incorporated by reference.

      (c) Plans. (1) and (7-8) The sections captioned "THE TRANSACTION - Certain Consequences of the Merger" and "Termination of Exchange Act Registration" and "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Use of Securities Acquired and Plans or Proposals" and "Market for Common Stock and Dividend Information" in the Proxy Statement (pages 23-24, 24-25, 35, and 37 and 38, respectively) are here incorporated by reference.

            (2-6) None.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a) Purposes. The section captioned "SPECIAL FACTORS - Reasons for the Merger" in the Proxy Statement (page 6) is here incorporated by reference.

      (b) Alternatives. The section captioned "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors - Alternatives Considered" in the Proxy Statement (pages 14 and 15) is here incorporated by reference.

      (c) Reasons. The section captioned "SPECIAL FACTORS - Reasons for the Merger" in the Proxy Statement (pages 6) is here incorporated by reference.

      (d) Effects. The sections captioned "SPECIAL FACTORS - Effects of the Merger," "THE TRANSACTION - Termination of Exchange Act Registration" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF MERGER" in the Proxy Statement (pages 6, 24 and 25, and 28 and 29, respectively) are here incorporated by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a) Fairness. The section captioned "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 10-15) is here incorporated by reference.

      (b) Factors considered in determining fairness. The section captioned "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 10-15) is here incorporated by reference.

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      (c) Approval of security holders. The section captioned "SPECIAL FACTORS -
Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 10-15) is here incorporated by reference.

      (d) Unaffiliated representative. The section captioned "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors - Alternatives Considered" in the Proxy Statement (pages 10-15) is here incorporated by reference.

      (e) Approval of Directors. The section captioned "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 10-15) is here incorporated by reference.

      (f) Other offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      (a) - (c) The section captioned "SPECIAL FACTORS - Opinion of Financial Advisor" in the Proxy Statement (pages 15-20) is here incorporated by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of funds. The section captioned "THE TRANSACTION - Financing of the Merger" in the Proxy Statement (page 24) is here incorporated by reference.

      (b) Conditions. Not applicable.

      (c) Expenses. The section captioned "THE TRANSACTION - Financing of the Merger" in the Proxy Statement (page 24) is here incorporated by reference.

      (d) Borrowed funds. The section captioned "THE TRANSACTION - Financing of the Merger" in the Proxy Statement (page 24) is here incorporated by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) and (b) The section captioned "INFORMATION ABOUT COMMERCIAL AND ITS AFFILIATES - Voting Securities and Principal Holders" in the Proxy Statement (pages 36 and 37) is here incorporated by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d) and (e) The section captioned "INTERESTS OF CERTAIN PERSONS" in the Proxy Statement (pages 25 and 26) is here incorporated by reference.

ITEM 13. FINANCIAL STATEMENTS.

      (a) and (b) The sections captioned "SELECTED FINANCIAL DATA" and "PRO FORMA FINANCIAL STATEMENTS" in the Proxy Statement (pages 41-46) are here incorporated by reference. In addition, the audited financial statements in the Company's Annual Report on Form 10-K as of and for the year ended December 31, 2003 (filed as Exhibit 13; pages 24-44), and unaudited interim financial statements in the Company's Quarterly Report on Form 10-Q as of and for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, are here incorporated by reference. The information incorporated by reference may be accessed electronically at the SEC's website at http://www.sec.gov.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

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      (a) and (b) The section captioned "ADDITIONAL SPECIAL MEETING INFORMATION
- Solicitation of Proxies" in the Proxy Statement (page 31) is here incorporated by reference.

ITEM 15. ADDITIONAL INFORMATION.

      (b) None.

ITEM 16. EXHIBITS.


      (a)(1) Notice of Special Meeting of Shareholders and Preliminary Proxy Statement of Commercial National Financial Corporation for March 7, 2005, Special Meeting of Shareholders (filed with the SEC on January 14, 2005, and here incorporated by reference).



      (a)(2)   Form of Proxy for March 7, 2005, Special Meeting of Shareholders.



      (b) Term sheet for issuance of Trust Preferred Securities with Cohen Bros. & Co. Trust Preferred Funding. (Previously filed as Exhibit(b) to the Company's Schedule 13E-3 filed November 23, 2004. Here incorporated by reference.)



      (c)(1) Valuation Opinion and Report of Donnelly Penman & Partners. (Previously filed as Exhibit(c)(1) to the Company's Schedule 13E-3 filed November 23, 2004. Here incorporated by reference.)




      (c)(1.1) Draft Valuation Opinion and Report of Donnelly Penman & Partners (as of November 3, 2004).


      (c)(2) Fairness Opinion of Donnelly Penman & Partners (the form of opinion appears at Appendix C to Exhibit (a)(1), and is here incorporated by reference).

      (f) Description of Dissenters' Rights and Procedures for Exercise (included in the Proxy Statement filed as Exhibit (a)(1), and here incorporated by reference).

      (x) Consent of Independent Accountant. [To be filed with an amendment.]

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     COMMERCIAL NATIONAL FINANCIAL CORPORATION


                                     /s/
                                     ------------------------------------
                                     Jeffrey S. Barker, President and CEO
                                     January 14, 2005


                                     CB MERGER COMPANY


                                     /s/
                                     ------------------------------------
                                     Jeffrey S. Barker, President and CEO
                                     January 14, 2005



                                       5
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PRELIMINARY COPY DATED JANUARY 14, 2005



PROXY        Commercial National Financial Corporation
             101 North Pine River
             P.O. Box 280
             Ithaca, MI 48847


                         SPECIAL MEETING OF SHAREHOLDERS
                                 MARCH 7, 2005



      The undersigned shareholder appoints ________________ and _________________, or either of them, each with the power to appoint his or her substitute, attorneys and proxies to represent the shareholder and to vote and act with respect to all shares that the shareholder would be entitled to vote at the special meeting of shareholders of Commercial National Financial Corporation, to be held on March 7, 2005, and at any adjournment of that meeting, on all matters that come before the meeting.


      1.    Proposal to approve the Agreement and Plan of Merger:

            [ ]  FOR   [ ]  Against     [ ]  Abstain

                 YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL.

      2. Proposal to adopt an amendment to the Articles of Incorporation to add new Article XIII to grant Commercial a right of first refusal with respect to future transfers of shares of Commercial common stock (contingent on shareholder approval of the Agreement and Plan of Merger):

            [ ]  FOR   [ ]  Against     [ ]  Abstain

                 YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL.

      THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS. IF THIS PROXY IS PROPERLY SIGNED AND DELIVERED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF THE SHAREHOLDERS DO NOT APPROVE THE AGREEMENT AND PLAN OF MERGER, NO VOTE WILL BE TAKEN ON THE PROPOSED AMENDMENT TO THE ARTICLES OF INCORPORATION. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED FOR THE AGREEMENT AND PLAN OF MERGER AND, IF THE AGREEMENT AND PLAN OF MERGER IS APPROVED, FOR THE PROPOSED AMENDMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE DISCRETION OF THE PROXIES ON ANY OTHER MATTER THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING, INCLUDING ANY PROPOSAL TO ADJOURN THE MEETING. AS OF THE DATE OF THE COMPANY'S PROXY STATEMENT FOR THIS MEETING, THE COMPANY WAS NOT AWARE OF ANY PROPOSAL WHICH IS TO BE PRESENTED AT THE MEETING OTHER THAN THOSE LISTED ABOVE.

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Dated: ______________,2005      Please sign exactly as your name appears on this
                                proxy. If signing for estates, trusts or corporations, title or capacity should be stated. IF SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN.


                                x_________________________________________
                                             Signature

                                x_________________________________________
                                           Signature if held jointly

                                    IMPORTANT

                   PLEASE SIGN, DATE AND RETURN THIS PROXY
                      PROMPTLY IN THE ENCLOSED ENVELOPE

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